Via Facsimile and U.S. Mail
Mail Stop 4720

October 14, 2009

Mr. Joseph B.M. Streppel
Chief Financial Officer
AEGON N.V.
AEGONplein 50
PO Box 85, 2501 CB
The Hague, The Netherlands

Re: AEGON N.V.
        Form 20-F for Fiscal Year Ended December 31, 2008
        Filed on March 31, 2009
        File No. 001-10882

Dear Mr. Streppel:

        We have completed our review of your Form 20-F and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief